September 8,2008

Laird Cagan
Chairman of the Board
TWL Corporation
Board of Directors
4101 International Parkway
Carrollton, TX 75007

Dear Laird,

It has been my pleasure to serve on the Board of Directors of TWL Corporation and its predecessor Trinity Learning Corporation for more than 3 years. During this time the company has fought hard to move from insolvency to profitability and sustainability. There have been some notable successes and the company has overcome numerous seemingly-insurmountable obstacles during this period. It has been extremely rewarding to work with the wonderful people employed by TWL, and their long list of great customers and vendors.

That said, it is apparent that my input to the Board and certain senior managers is not reflected in TWL's current direction. And I believe it is an appropriate time for me to step down from the Board.

Therefore, I tender my resignation to be effective immediately. My best wishes to the entire TWL family.

Sincerely.

/s/ Dennis J. Cagan
Dennis J. Cagan